SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                  (Rule 13D)

                   Under the Securities Exchange Act of 1934

                       D & K Healthcare Resources, Inc.
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                               (Name of Issuer)

                         Common Stock $0.01 PAR VALUE
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                        (Title of Class of Securities)

                                   232861104
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                                (CUSIP Number)

                               Ivan D. Meyerson
            Executive Vice President, General Counsel and Secretary
                             McKesson Corporation
                                One Post Street
                     San Francisco, California 94104-5296
                                (415) 983-8300
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          (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                                With a copy to:
                             Kenton J. King, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                       525 University Avenue, Suite 1100
                          Palo Alto, California 94301
                                (650) 470-4500

                                 July 19, 2005
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            (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

===============================================================================
     1       NAME OF REPORTING PERSON
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only)

                     McKesson Corporation
                     94-3207296
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
             (See Instructions)                                         (b) |_|
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     3       SEC USE ONLY
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     4       SOURCE OF FUNDS (See Instructions)

                     Not applicable
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     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                   |_|
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
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                |  7     SOLE VOTING POWER:
                |
                |        1,192,316 shares
    NUMBER OF   |---------------------------------------------------------------
     SHARES     |  8     SHARED VOTING POWER:
  BENEFICIALLY  |
    OWNED BY    |        0 shares
      EACH      |--------------------------------------------------------------
    REPORTING   |  9     SOLE DISPOSITIVE POWER:
     PERSON     |
      WITH      |        0 shares
                |--------------------------------------------------------------
                |  10    SHARED DISPOSITIVE POWER:
                |
                |        0 shares
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    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,192,316 shares
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    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                  |_|
             EXCLUDES CERTAIN SHARES
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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     8.4%(1)
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    14       TYPE OF REPORTING PERSON (See Instructions)

                     CO
===============================================================================

(1) Based on 13,011,556 shares of Common Stock issued and outstanding as of July 8, 2005, as represented and warranted in the Merger Agreement (as defined in Item 4 below).

Item 1. Security and Issuer.

         The class of equity security to which this Schedule 13D relates is the common stock, $0.01 par value (the "Common Stock"), of D & K Healthcare Resources, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 8235 Forsyth Boulevard, St. Louis, Missouri 63105.


Item 2. Identity and Background.

         The name of the person filing this Schedule 13D is McKesson Corporation, a Delaware Corporation ("McKesson"). McKesson is a healthcare services and information technology company that provides supply, information and care management products and services designed to reduce costs and improve quality across the healthcare industry. McKesson's principal executive offices are located at One Post Street, San Francisco, California 94104. The name, citizenship, principal occupation and address of each executive officer and director of McKesson are set forth in Schedule I, which is incorporated by reference herein.

         During the last five years, none of the persons or entities referred to in this Item 2 (including those persons listed on Schedule I) has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration.

         McKesson has entered into a stockholder support agreement, dated July 8, 2005, with certain directors and executive officers of the Issuer, as described in more detail below. The stockholder support agreement was entered into in consideration of the execution and delivery of the Merger Agreement (as defined in Item 4 below) and McKesson did not pay any additional consideration in connection with the execution and delivery of the stockholder support agreement.


Item 4. Purpose of Transaction.

         On July 8, 2005, the Issuer, McKesson and Spirit Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of McKesson ("AcquisitionCo"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which the Issuer will become a subsidiary of McKesson. The Merger Agreement contemplates that AcquisitionCo will conduct a tender offer for all outstanding shares of Issuer (the "Offer"), after which AcquisitionCo will merge with and into the Issuer (the "Merger") and each share of the Issuer's Common Stock (the "Shares"), except for treasury shares (which will be cancelled) and dissenting shares, will be converted into the right to receive $14.50 in cash per share, without interest, (the "Merger Consideration") following the satisfaction or waiver of the conditions set forth in the Merger Agreement, including completion of the Offer and obtaining any required Issuer stockholder approval for the Merger.

         In connection with the Merger Agreement, and as a condition and inducement to McKesson's willingness to enter into the Merger Agreement, Richard F. Ford, Harvey C. Jewett, Bryan H. Lawrence, Thomas F. Patton, Mary Ann Van Lokeren, J. Hord Armstrong III, Martin D. Wilson, Thomas S. Hilton, Richard A. Keffer, Ed G. Petrella, and Brian G. Landry (the "Principal Stockholders") entered into a Stockholder Support Agreement with McKesson, dated July 8, 2005 (the "Stockholder Support Agreement") with respect to all Shares over which each such Principal Stockholder exercises voting or investment power (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended) (collectively, the "Owned Shares"). The Owned Shares include any shares of the Issuer as to which a Principal Stockholder acquires beneficial ownership after the execution of the Stockholder Support Agreement.

         Pursuant to the Stockholder Support Agreement, each of the Principal Stockholders (i) agreed to tender such Principal Stockholder's Owned Shares, excluding unexercised options and shares of restricted stock that have not vested, into the Offer promptly following commencement of the Offer and to not withdraw any Owned Shares so tendered unless the Offer is terminated or has expired without AcquisitionCo purchasing all Shares validly tendered in the Offer and (ii) irrevocably granted to, and appointed, McKesson and any designee of McKesson, such Principal Stockholder's proxy and attorney-in-fact, for and in the name, place and stead of such Principal Stockholder, to vote such Principal Stockholder's Owned Shares, or to grant a consent or approval in respect of such Principal Stockholder's Owned Shares, in connection with any meeting of the stockholders of the Issuer or any action by written consent in lieu of a meeting of stockholders of the Issuer. Each Principal Stockholder affirmed that the proxy is coupled with an interest and shall be irrevocable.

         Each Principal Stockholder further irrevocably and unconditionally agreed (i) to vote or consent, or cause to be voted or consented, such Principal Stockholder's Owned Shares in favor of the consummation of the Merger if McKesson is unable to vote such Principal Stockholder's Owned Shares at such meeting; (ii) to execute and deliver or cause to be executed and delivered any written consent in favor of the Merger with respect to all of such Principal Stockholder's Owned Shares; and (iii) with respect to such Principal Stockholder's Owned Shares, to vote or execute and deliver any written consent against any Acquisition Proposal (as defined in the Merger Agreement) or action that would be impede, interfere with or prevent the Merger.

         Each Principal Stockholder also agreed that he will not, without the prior written consent of McKesson, (a) transfer, assign, sell, gift-over, pledge or otherwise dispose of, create or suffer to exist any encumbrances on, or consent to any of the foregoing (a "Transfer") with respect to any or all of such Principal Stockholder's Owned Shares, (b) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer; (c) grant any proxy, power-of-attorney or other authorization or consent with respect to any of such Principal Stockholder's Owned Shares; (d) deposit any of such Principal Stockholder's Owned Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of such Principal Stockholder's Owned Shares or (e) directly or indirectly take or cause the taking of any other action that would in any way restrict, limit or interfere with the performance of such Principal Stockholder's obligations under the Stockholder Support Agreement or the Merger.

         The Stockholder Support Agreement terminates on the earlier of (i) the closing of the Merger and (ii) six months following the termination of the Merger Agreement in accordance with its terms.

         The foregoing summary of the Stockholder Support Agreement contained in this Item 4 is qualified in its entirety by reference to the Stockholder Support Agreement, filed as Exhibit 10.1 to the Issuer's Form 8-K filed on July 13, 2005, and incorporated herein by reference.


Item 5. Interest in Securities of the Issuer.

         (a) McKesson, pursuant to the Stockholder Support Agreement, has acquired the right to vote in favor of the Merger (as described in Item 4) and, for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, McKesson may be deemed to beneficially own, 1,192,316 Shares, representing 8.4% of the outstanding Shares. McKesson and the other persons named in Item 2 disclaim beneficial ownership of such Shares.

         (b) McKesson has power to vote or to direct the voting of 1,192,316 Shares pursuant to the Stockholder Support Agreement as described in Item 4.

         Except as set forth in this Schedule 13D, to the knowledge of McKesson, no person named in Item 2 beneficially owns any shares of Common Stock.

         (c) Except as described in this Schedule 13D, during the past 60 days there have been no other transactions in the securities of the Issuer effected by McKesson or, to the knowledge of McKesson, the other persons named in Item 2.

         (d) Not applicable.

         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Copies of the Merger Agreement and the Stockholder Support Agreement are filed as Exhibit 2.1 and Exhibit 10.1 to the Issuer's Form 8-K filed on July 13, 2005 and are incorporated herein by reference. The summaries of such agreements contained in this Schedule 13D are qualified in their entirety by reference to such agreements.

         Except as described in this Schedule 13D or the Exhibits hereto, to the knowledge of McKesson, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.


Item 7. Material to be Filed as Exhibits.

Exhibit 99.1 Agreement and Plan of Merger, dated July 8, 2005, by and among McKesson Corporation, Spirit Acquisition Corporation and D & K Healthcare Resources, Inc. (incorporated herein by reference to Exhibit 2.1 to the Issuer's Form 8-K, filed July 13, 2005 (Commission File No. 000-20348)).

Exhibit 99.2 Stockholder Support Agreement, dated July 8, 2005, by and among McKesson Corporation, Spirit Acquisition Corporation and certain stockholders of D & K Healthcare Resources, Inc. (incorporated herein by reference to Exhibit
                  10.1 to the Issuer's Form 8-K, filed July 13, 2005 (Commission File No. 000-20348)).

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                               MCKESSON CORPORATION

                               By:


                                    /s/ Ivan D. Meyerson
                                    --------------------
                                    Name:  Ivan D. Meyerson
                                    Title: Executive Vice President,
                                             General Counsel and Secretary



Dated: July 19, 2005

                                  SCHEDULE I

                 Directors and Executive Officers of McKesson

         The following table sets forth the name and present principal occupation of each of the executive officers and directors of McKesson. Unless otherwise indicated, the current business address of each of these individuals at McKesson is One Post Street, San Francisco, CA 94104, and each of these individuals is a citizen of the United States of America.

 Name and Business or Home            Position with McKesson and Present
  Address and Citizenship             Principal Occupation or Employment

Marie L. Knowles                Member of the Board of Directors, Chairman of
                                the Audit Committee and member of the Finance
                                Committee of McKesson
                                Member of the Board of Directors of Phelps
                                Dodge Corporation
                                Member of the Board of Trustees of Board of Trustees of the Fidelity Funds

Jane E. Shaw                    Member of the Board of Directors, the Audit
                                Committee and Committee on Directors and Corporate Governance of McKesson
                                Chairman of the Board of Directors of Aerogen, Inc.
                                Member of the Board of Directors of Office Max
                                Incorporated
                                Member of the Board of Directors of Intel
                                Corporation

Richard F. Syron                Member of the Board of Directors, Chairman of
                                the Committee on Directors and Corporate
                                Governance and member of the Compensation
                                Committee of McKesson
                                Chairman and Chief Executive Officer of
                                Freddie Mac
                                Executive Chairman and Chairman of the Board of Directors of Thermo Electron Corporation
                                Member of the Board of Directors of American
                                Stock Exchange Inc.

Wayne A. Budd                   Member of the Board of Directors, the Audit
                                Committee and the Committee on Directors and Corporate Governance
                                Senior Counsel at Goodwin Procter LLP
                                Senior Executive Vice President, General
                                Counsel and member of the Board of Directors of John Hancock
                                Member of the Board of Directors of John
                                Hancock Life Insurance Company
                                Member of the Board of Directors of Premcor, Inc.

Alton F. Irby III               Member of the Board of Directors, Chairman of
                                the Compensation Committee and member of the Finance Committee of McKesson Member of the
                                Board of Directors of McKesson Information
                                Solutions UK Limited
                                Founding partner of Tricorn Partners LLP
                                Chairman of ContentFilm plc
                                Member of the Board of Directors of Penumbra
                                Ltd.
                                Member of the Board of Directors of Edmiston &
                                Co.

David M. Lawrence               Member of the Board of Directors and the
                                Compensation Committee of McKesson
                                Chairman Emeritus of Kaiser Foundation Health
                                Plan, Inc.
                                Chairman Emeritus of Kaiser Foundation
                                Hospitals
                                Member of the Board of Directors of Agilent
                                Technologies
                                Member of the Board of Directors of Raffles
                                Medical Group, Inc.

James V. Napier                 Member of the Board of Directors and the
                                Finance Committee of McKesson
                                Member of the Board of Directors of Engelhard
                                Corporation
                                Member of the Board of Directors of Vulcan
                                Materials Company
                                Member of the Board of Directors of
                                Intelligent Systems, Inc.
                                Member of the Board of Directors of WABTEC
                                Corporation

John H. Hammergren              Chairman of the Board of Directors and President
                                and Chief Executive Officer of McKesson
                                Member of the Board of Directors of Nadro, S.A. de C.V. (Mexico)
                                Member of the Board of Directors of Verispan
                                LLC

M. Christine Jacobs             Member of the Board of Directors, the
                                Compensation Committee and the Committee on Directors and Corporate Governance of McKesson
                                President and Chief Executive Officer of
                                Theragenics Corporation

Robert W. Matschullat           Member of the Board of Directors, Chairman of
                                the Finance Committee and member of the Audit
                                Committee of McKesson
                                Member of the Board of Directors of The Clorox
                                Company
                                Member of the Board of Directors of the Walt
                                Disney Company

Jeffrey C. Campbell             Executive Vice President and Chief Financial
                                Officer of McKesson

Paul C. Julian                  Executive Vice President, Group President of
                                McKesson

Paul E. Kirincic                Executive Vice President, Human Resources of
                                McKesson

Ivan D. Meyerson                Executive Vice President, General Counsel and
                                Corporate Secretary of McKesson

Marc E. Owen                    Executive Vice President, Corporate Strategy and
                                Business Development of McKesson

Pamela J. Pure                  Executive Vice President of McKesson
                                President, McKesson Provider Technologies